SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated September 16, 2003

                                _______________


                             STMicroelectronics N.V.
                              (Name of Registrant)

                         39, Chemin du Champ-des-Filles
                    1228 Plan-les-Ouates, Geneva, Switzerland

                    (Address of Principal Executive Offices)
                                 _______________


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X  Form 40-F
                                      ---          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes     No  X
                                  ---     ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                   ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

                         Rule 12g3-2(b): 82- __________

Enclosure:   Summary information regarding repurchases from January 1, 2003 through September 16, 2003 of the Company's Zero Coupon Senior
             Convertible Bonds due 2010 (the "2010 Bonds") and the associated charges and expected interest expense savings

STMicroelectronics N.V. provides summary information regarding repurchases of its 2010 Bonds from January 1, 2003 through September 16, 2003 and the associated charges and expected interest expense savings.

                                          First Quarter      Second Quarter     Third Quarter 2003                 Total
                                              2003               2003          (through Sep. 16, 2003)     (Year-to-Date 2003)

Aggregate principal amount at            $428,770,000        $214,000,000       $940,209,000               $1,582,979,000
maturity of repurchased 2010 Bonds......

As a percentage of total amount of              19.98%               9.97%             43.81%                       73.77%
2010 Bonds initially issued.............

Purchase price paid (in millions).......       $328.2              $167.4             $736.9                     $1,232.6

Financial Impact (in millions):
   Loss on extinguishment of                    $(8.4)              $(6.4)            $(21.6)                      $(36.3)
   convertible debt.....................

   Estimated net savings in interest expense
   from repurchase date to year-end 2003(1)        $6                  $3                 $7                          $16

   Estimated net savings in interest expense
   in 2004(1)............................         $10                  $4                $20                          $34

NB:  Certain amounts have been rounded.

(1) Based on management's estimate of interest rates.

Based on market conditions, the Company may proceed with further repurchases of its 2010 Bonds in accordance with applicable laws, regulations and stock exchange requirements.

Statements regarding our estimates of charges and additional interest expense are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on management's current expectations, views, beliefs and assumptions as of the date of this report. Such statements are subject to various risks and uncertainties, which may cause actual results and performance of the Company's business to differ materially and adversely from the forward-looking statements. Factors which may cause actual results or performance to differ materially from the expectations of the Company or its management include changes in interest rates and accounting treatment of securities. A more detailed discussion of these factors and the other "Risk Factors", which may from time to time materially and adversely affect the Company, is contained in our Annual Report or Form 20-F of the year ended December 31, 2002, which was filed with the SEC on March 14, 2003 (the "Form 20-F"), which may be updated from time-to-time. The Company's Risk Factors were most recently updated from the Form 20-F in its report on Form 6-K as filed with the SEC on August 1, 2003.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     STMicroelectronics N.V.


Date:    September 16, 2003          By:  /s/ PASQUALE PISTORIO
                                         ------------------------------

                                     Name:  Pasquale Pistorio
                                     Title: Sole member of the Managing Board,
                                            President and Chief Executive
                                            Officer